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SEC FILE NUMBER
8-69218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JM Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

× Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Harborside Financial Center, 2500 Plaza 5, 25th Floor, Office No. 2558

(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KNAV P.A.

(Name – if individual, state last, first, and middle name)

1177 Avenue of Americas, 5th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

10/7/2008	2983
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arunava Das, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JM Financial Securities, Inc., as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE of NEW YORK
COUNTY of NEW YORK
SWORN TO BEFORE ME ON MAY 3, 2023

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

WILLIAM J PLUCINSKI
Notary Public - State of New York
NO. 01PL4617853
Qualified in New York County
My Commission Expires Mar 30, 2027

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.

X (b) Notes to consolidated statement of financial condition.

(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

(d) Statement of cash flows.

(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

(g) Notes to consolidated financial statements.

(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (t) Independent public accountant's report based on an examination of the statement of financial condition.

(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JM Financial Securities, Inc.

Statement of Financial Condition
March 31, 2023, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

JM Financial Securities, Inc.
Index
March 31, 2023

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-6

KNAV
PARTNERS BEYOND BOUNDARIES

Report of Independent Registered Public Accounting Firm

To the Management and Stockholder of
JM Financial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JM Financial Securities, Inc. (hereinafter referred to as "the Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

KNAV P.A.

New York, New York
May 01, 2023

JM Financial Securities, Inc.
Statement of Financial Condition
As of March 31, 2023

Assets	
Cash	$ 1,334,057
Accounts receivable	3,055
Prepaid expenses and other assets	30,606
Related party receivable	68,550
Total assets	$ 1,436,268

Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 139,136
Related party payable	8,256
Total liabilities	147,392
Stockholder's Equity	
Common stock, $0.01 par value, authorized, issued and outstanding, 16,500 shares	165
Additional paid-in capital	1,649,835
Accumulated deficit	(361,124)
Total stockholder's equity	1,288,876
Total liabilities and stockholder's equity	$ 1,436,268

See accompanying notes to the statement of financial condition

1. Organization

JM Financial Securities, Inc. (the "Company"), incorporated in the State of Delaware on June 19, 2012, is a wholly owned subsidiary of JM Financial Overseas Holdings, Pvt. Ltd. (the "Parent") and is an indirect wholly owned subsidiary of JM Financial Limited (the "Ultimate Parent"). Beginning June 15, 2015, the Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began business operations on February 1, 2016 and its operations consist of marketing and distribution of research reports of companies primarily headquartered in India and Southeast Asia. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of transactions facilitated by an affiliate in India, JM Financial Institutional Securities Limited ("JMFISL") for securities traded in Indian stock markets.

2. Significant accounting policies

Basis of Presentation and Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash
Cash consists of deposits with banks and all highly liquid instruments with original maturities of three months or less. The Company's cash balance is held with a large global financial institution. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fair value measurement – definition and hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Property and equipment and depreciation

Property and equipment are carried at cost less accumulated depreciation. There were no fixed assets capitalized during the year.

Income taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed on the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. No interest expense or penalties have been recognized as of and for the year ended March 31, 2023.The Company files federal and New Jersey state income tax returns in the U.S. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Allowance for credit losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company did not have any accounts receivable impacted by the guidance.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Since the Company had no accounts receivable from third parties, there is no credit risk; therefore, the Company has not provided an allowance for credit losses at March 31, 2023.

3. Related party transactions

The Company earned services income in accordance with its service agreement entered into with JMFISL on September 27, 2016, which is being amended from time to time. The agreement calls for JMFISL to pay the Company a fee equivalent to all normal recurring expenses plus a mark up of 13%. The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. At March 31, 2023, the Company has related party receivables of $68,550. The Company has a related party payable balance of $8,256 at March 31, 2023. This balance is research fees payable to JMFISL.

4. Lease Commitments and contingencies

Lease commitments

The Company is obligated under a non-cancelable operating lease for its office facility in New Jersey, expiring in 2024. The lease agreement is subject to escalations for increase in taxes and other operating costs. The future minimum lease payments under the agreement are as follows:

Years ending March 31,	
2024	22,242
	$ 22,242

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position. There is currently no pending litigation against the Company.

5. Deferred Tax Assets

Deferred tax assets as of March 31, 2023 consist of the following:

Non-Current Deferred Tax Assets	
Intangible assets	45,906
Net operating loss carryforwards	44,318
Gross non-current deferred tax assets	90,224
Gross non-current deferred tax liabilities	-
Valuation allowance	($90,224)
Net deferred tax assets	-

The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance increased primarily due to a change in accruals and generation of net operation losses.

6. Off-balance sheet risk and concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation coverage of $250,000. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any such losses in such accounts and believes it is not exposed to any significant credit risk. The cash balances in excess of FDIC limit were $1,084,057 as of March 31, 2023.

A majority of the Company's operations are conducted through an affiliate company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2023, the Company had net capital of $1,186,665 which was $936,665 above the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Had it maintained such an account there would have been no transactions recorded. The Company does not clear or otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

8. Subsequent Events

The Company evaluates subsequent events through the date of issuance of the report and has determined no additional items require disclosure.